Exhibit 99.1

News Release

Stantec selected as lead designer for expansion of Eastern Texas water reclamation facility to help increase resiliency

Enhancements will more than double treatment capabilities for one of nation’s fastest growing cities

HOUSTON, TX, EDMONTON, AB; NEW YORK, NY; (October 10, 2019) TSX, NYSE:STN

Stantec has been selected to provide design services for the estimated $90 million expansion of the Barry Rose Water Reclamation Facility (WRF) which will support rapid population growth and future resiliency needs in the City of Pearland, Texas. The expansion will increase the average amount of wastewater treated from three million gallons per day (MGD) to eight and a half MGD, which will allow the facility to serve more than 50,000 residents.

As part of the project, Stantec has been retained to decommission the Longwood WRF and divert the Longwood flows to the expanded Barry Rose facility via a new lift station and approximately 25,000 linear feet of forcemain. The Longwood facility is located in the flood plain and sustained damaged during Hurricane Harvey – the entire plant was under water and only accessible by boat for seven days after the storm.

The new Barry Rose WRF will help the City of Pearland become more resilient by reducing flood risks to its wastewater system, while also preparing for potential future water availability concerns and complying with current and future regulatory requirements. The new facility’s critical infrastructure will be built on a higher elevation to increase resiliency. Additionally, the Barry Rose WRF will use a membrane bioreactor treatment process to allow for consistently higher quality water that could be utilized in future water reuse projects.

“Wastewater treatment and other water infrastructure upgrades are a growing need in not only rapidly-expanding cities, but also cities that have been established for years,” said John Keane, regional water sector leader at Stantec. “There are hundreds of facilities across the United States that are in need of an upgrade to address aging infrastructure and become more resilient for future extreme weather events, especially in coastal areas or regions prone to flooding.”

The City of Pearland ranked as the 10th fastest growing city in the U.S. from 2010 to 2017, compared to other cities with a population of 50,000 or more. From 2000 to 2010, Pearland’s population grew by 142% to 91,252. Its current population is 119,940.

The expansion of Barry Rose WRF is part of $170 million in water infrastructure upgrades for the City of Pearland that will prepare for population growth, resiliency against flooding, and future water shortage possibilities. Stantec is also leading the design of the City’s Surface Water Treatment Plant’s High Service Pump Station and Transmission Lines.

The Barry Rose WRF expansion design is expected to be completed in 2020. Construction is estimated to be completed by 2023.

The project represents the most recent in a series of wastewater projects awarded to Stantec in the U.S. market. The company was recently selected as part of a design-build team to design the first phase of the Washington Suburban Sanitary Commission’s (WSSC) $250 million Piscataway Water Resource Recovery Facility Bio-Energy Project in Prince George’s County, Maryland. Upon completion, the facility is projected to help save WSSC customers approximately $3 million per year while vastly expanding the commission’s green energy capabilities through increased production of renewable biogas.

Stantec is a global leader in the water industry as ranked by Engineering News-Record. By viewing water as an integrated system, Stantec delivers solutions to conveyance, wet weather flow and urban stormwater, wastewater treatment, water treatment, and water resources projects that minimize cost and maximize resource sustainability.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph: 949-923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Ph: 780-969-2018

cora.klein@stantec.com